[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

September 18, 2006

VIA EDGAR

Ms. Sara D. Kalin
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	Hertz Global Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 25, 2006
File No. 333-135782

Dear Ms. Kalin:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated September 13, 2006, relating to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on August 25, 2006.  The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as two copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on August 25, 2006.  We have also enclosed with the paper copy of this letter supplemental materials requested by the staff of the Commission (the “Staff”) or responsive to the Staff’s comments.  Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 2.

Pursuant to Rule 418(b), the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved.  The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

Page references in the responses below are to the blacklined version of Amendment No. 2.

Front Cover Page

1.                                       We note that you have added four underwriters to the cover of your prospectus, bringing the number of named underwriters to nine.  Please revise to identify only the lead or managing underwriters.  See Item 501(b)(8) of Regulation S-K.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that, unlike other members of the underwriting syndicate, “lead or managing underwriters” perform responsibilities in connection with the offering, including, among other things, due diligence on behalf of other prospective syndicate members who will be invited to participate in the offering, active participation in drafting the prospectus and the registration statement, responding to the Staff’s comments thereon, negotiating the terms of the underwriting agreement, analyzing and discussing with the Company the valuation of the Company for purposes of determining the initial offering price range to be included in the preliminary prospectus and marketing the offering to potential accounts. Under Rule 12b-2 promulgated under the Exchange Act, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.” Each of the firms listed on the cover of the prospectus have acted in this capacity.  In addition, each such firm will participate in the management fee (in other words, unlike a member of a broader underwriting syndicate, they will not receive only selling concessions) and each was invited to serve as a managing underwriter of this offering on that basis.  Accordingly, the Company respectfully submits that each of these firms is a “lead or managing underwriter” for the offering in accordance with Item 501(b)(8) of Regulation S-K.

Summary

Our Segments, page 1

2.                                       While we note the revisions you have made in response to prior comment 4, please also expand your table of key facts to include your net income/loss information for the fiscal year ended December 31, 2005 and the six months ended June 30, 2006.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that, as the Company does not calculate or report net income on a segment basis, the Company has revised the disclosure to present income (loss) before income taxes and minority interest, the Company’s measure of segment profitability, in the table of key facts about the Company’s business segments.  The Company believes that the disclosure of this information, rather than net income/loss, is also appropriate in light of comment 8.

The Company further advises the Staff that, in response to the Staff’s comment, the Company has revised the table of key facts about its segments on page 2 of Amendment No. 2 to present revenue, operating income and income (loss) before income taxes and minority interest for each segment both for the year ended December 31, 2005 and for the six months ended June 30, 2006.

3.                                       We reissue prior comment 5, in part.  The materials you have provided in support of your statements regarding certain key facts about your business seem to indicate that Enterprise may be a larger car rental brand than Hertz, based on revenues.

Accordingly, please either provide us with additional materials or revise to indicate, where you have not already done so, that it is your belief that you are the largest worldwide general use car rental brand.  For example, the statement in the table of key facts should be revised.

In response to the Staff’s comment, the Company has revised the statement in the table of key facts on page 2 of Amendment No. 2 to indicate that it is based on management’s estimates; all other similar references already identify this statement as a management belief.  The Company supplementally advises the Staff that it believes that the worldwide general use car rental revenues of the Hertz brand are greater than those of Enterprise.  As indicated on page 1 of Annex 5 (previously provided supplementally to the Staff with the Registration Statement and provided supplementally to the Staff with the paper copy of this letter), for the year ended December 31, 2005, the Company’s car rental revenues were $8,472.7 million, including corporate, licensee and affiliate revenue.  As indicated on page 2 of Annex 5, Auto Rental News reported that Enterprise’s 2005 U.S. revenues were $6,400 million.  To estimate Enterprise’s worldwide car rental revenue, the Company extrapolated Enterprise’s international revenues by multiplying the ratio of Enterprise’s international locations to its U.S. locations (appearing on pages 3 and 4 of Annex 5) by Enterprise’s U.S. revenues as reported in Auto Rental News.  Applying this procedure, the Company estimated that Enterprise’s 2005 worldwide revenue was $7,317.2 million, which is more than $1 billion less than the Company’s car rental revenue for 2005.  This estimate appears on page 1 of Annex 5.

In addition to believing that the Hertz brand is the largest worldwide general use car rental brand based on revenues, the Company believes the Hertz brand has the largest number of car rental locations in the world.  As indicated on page 1 of Annex 5-E (provided supplementally to the Staff with the Registration Statement and provided supplementally to the Staff with the paper copy of this letter), Business Travel News reported on May 29, 2006, that the Hertz brand had 7,400 locations worldwide (as indicated on page 2 of Annex 5-K, the actual number of Hertz car rental locations is approximately 7,600), while the Avis brand had 5,773.  As indicated on page 3 of Annex 5, Enterprise has approximately 6,500 locations worldwide.

Our Markets, page 2

4.                                       We note your response to prior comment 6 and reissue it, in part.  If the industry information you attribute to third parties is not publicly available for free or for a nominal cost, please either attach a consent from each third party you reference or revise to attribute the statement to the company, based on its own research.  See Rule 436 of Regulation C.  For any third party sources that are available for what you believe is a nominal cost, please quantify the cost in your response.

In response to the Staff’s comment, the Company supplementally advises the Staff that the data from each of the following sources are available free of charge at the URLs appearing below their respective names:

(i) Auto Rental News:

http://www.fleet-central.com/arn/t_pop_pdf.cfm?action=stat&link=http://www.fleet-central.com/arn/stats/
2005/Rental_Revenue.pdf

(Note:  1990 data used to calculate the compound annual growth rate was received upon request from Auto Rental News by facsimile at no charge);

(ii) The Federal Aviation Administration:

http://www.faa.gov/data_statistics/aviation/aerospace_forecasts/2006-2017/;

(iii) The International Air Transport Association:

http://www.iata.org/pressroom/economics_facts/stats/2005-10-31-03.htm; and

(iv) Rental Equipment Register:

http://rermag.com/mag/equipment_rental_appreciation_020106/.

The Company further advises the Staff that it filed a consent as Exhibit 23.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed August 25, 2006, with respect to the data attributed to F.W. Dodge, as this data is not made generally available to the public.  In addition, the Company has filed a consent of Euromonitor International as Exhibit 23.4 to Amendment No. 2, as this information is also not made generally available to the public.  No other sources are cited in Amendment No. 2.

Principal and Selling Stockholders, page 7

5.                                       We note your response to prior comment 7 and reissue it, in part.  Please clearly disclose in this section the aggregate amount of the investment the sponsors made in connection with the acquisition and refinancing transactions, the aggregate amount of funds they have received so far (including dividends, consulting fees and any other amounts received from the company or its affiliates), the estimated amount they will receive as selling shareholders and the value of their remaining ownership interest based on the offering price of the company’s stock.  Also, please avoid cross-references in the forepart of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 2 to disclose the amounts invested by the investment funds associated with or designated by the Sponsors in connection with the Acquisition, the amounts received by the Sponsors, and by such funds in their capacity as stockholders of the Company, to date and the amounts to be received by such funds in their capacity as selling stockholders in connection with this offering, as well as to remove the cross references.

6.                                       We note your response to prior comment 8 and reissue it, in part.  Please briefly discuss the material terms of this agreement in the summary section, including the fact that your sponsors will have the ability to nominate a majority of the board following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 2 to describe the material terms of the stockholders agreement, including the fact that the Sponsors will have the ability to nominate a majority of the Company’s board of directors following the completion of the offering.

Summary Historical and Unaudited Pro Forma Financial Data, page 11

7.                                       Please expand your disclosure here and in other sections of your filing where you present combined financial statements to indicate that the presentation of the combined financial statements is not in accordance with GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 66 of Amendment No. 2 so that it affirmatively states that the presentation of the combined financial statements is not in accordance with GAAP.

8.                                       We have reviewed your response to our prior comment numbers 10 and 13, as well as, the amended disclosures provided in footnote (g) to your “Summary Historical and Unaudited Pro Forma Financial Data” table.  However, we do not believe that you have adequately explained why the presentation of EBITDA or Pro Forma Corporate EBITDA on a segment basis is useful to investors.  We note that the presentation of EBITDA and Pro Forma Corporate EBITDA on a segment basis would appear to reflect their use as performance measures.  However, it appears that segment “Income (loss) before income taxes and minority interest,” as presented in Note 11 to your financial statements, would be an appropriate measure of segment operating performance, as that measure is computed in accordance with GAAP.  Furthermore, we do not consider management’s internal uses of EBITDA and Pro Forma Corporate EBITDA computed on a segment basis to be evidence of its usefulness to investors.  Based upon the aforementioned reasons, please discontinue the presentation of EBITDA and Pro Forma Corporate EBITDA on a segment basis.

In response to the Staff’s comment, the Company has removed the presentation of EBITDA and Pro Forma Corporate EBITDA on a segment basis from Amendment No. 2.

9.                                       We have reviewed your response to our prior comment numbers 11 and 13.  However, we do not believe that you have fully addressed the concerns raised in our prior comments.  Although we note that you are not subject to the financial covenants of your senior credit facilities until the four-quarter period ending September 30, 2006, we believe that you should disclose your covenant ratios, as computed using your Pro Forma Corporate EBITDA and your results of operations for the latest four quarters, so that your investors can more adequately assess your ability to continue to comply with your debt covenants in future periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of Amendment No. 2 to present the Company’s covenant ratios on a pro forma basis for the twelve months ended June 30, 2006.  The Company further advises the Staff that it believes that presenting these covenant ratios for any period that includes periods prior to the Transactions on a historical (non-pro forma) basis would be confusing and misleading to investors because, for the reasons described in the Company’s letter to the Staff accompanying Amendment No. 1 to the Registration Statement, dated August 25, 2006, it would result in an artificially high amount of Corporate EBITDA, which is used in calculating the covenant ratios.

10.                                 We have reviewed your response to our prior comment number 14.  However, we do not believe that your expanded disclosures provide substantive evidence of the usefulness of the presentation of “Net corporate debt” to your investors.  Furthermore, to the extent that investors believe that your “Net corporate debt” balance is useful for their personal analysis, we believe that the measure is determinable based upon disclosures included in the “Debt” footnote to your financial statements.  As such, discontinue the presentation of the non-GAAP measure in your registration statement.  Alternatively, please disclose in detail why the portion of your debt that is not collateralized by your fleet is an important measure to your investors — specifically discussing any additional insight that the measure provides regarding your company’s financial condition and/or results of operations.

In response to the Staff’s comment, the Company has removed the presentation of net corporate debt from Amendment No. 2.

Risk Factors, page 23

11.                                 We note the disclosure you have added on page 162 regarding corporate opportunities.  Please provide a separate risk factor discussing the material risks this arrangement poses to investors.

In response to the Staff’s comment, the Company has added a risk factor regarding corporate opportunities, which appears on page 32 of Amendment No. 2.

We face risks related to decreased acquisition or disposition of cars through repurchase and guaranteed depreciation programs, page 25

12.                                 We note that you expect the percentage of your car rental fleet subject to repurchase or guaranteed depreciation programs to decrease substantially.  If you believe this will have a material effect on your results of operations, please provide quantified information regarding the estimated magnitude of the effect in order to put the risk in context for investors.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that it does not currently believe that the anticipated reduction in the percentage of the car rental fleet subject to repurchase or guaranteed depreciation programs will have a material effect on the results of its operations. The Company further notes that it has revised the risk factors relating to repurchase and guaranteed depreciation programs appearing on pages 24 to 26 of Amendment No. 2 to further clarify the risks associated with these programs.

A significant portion of our outstanding indebtedness is secured by substantially all of our consolidated assets, page 35

13.                                 We note that substantially all of your consolidated assets are pledged as collateral under the Senior Credit Facilities and U.S. and International Fleet Debt Facilities.  Please discuss any material impacts this may have on your financial flexibility and the investment grade of your securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 2 to discuss the material impacts that the pledge of its assets may have on its financial flexibility.  The Company supplementally advises the Staff that it believes that the fact that substantially all of its consolidated assets are pledged as collateral under the Senior Credit Facilities and U.S. and International Fleet Debt

Facilities is already reflected in the credit ratings assigned to the debt securities of the Company’s subsidiaries.

Use of Proceeds, page 45

14.                                 We note from your revised risk factor disclosure that affiliates of several underwriters in addition to Merrill Lynch are lenders under the Hertz Holdings Loan Facility.  Please revise the last sentence of this section to name these additional underwriters.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 2 to name all of the underwriters whose affiliates are lenders under the Hertz Holdings Loan Facility.

Dilution, page 48

15.                                 We have reviewed your response and amended disclosures relating to our prior comment number 25.  However, we do not believe that you have fully addressed the concerns raised in our prior comment.  We note that in response to our prior comment, you have substituted the disclosure of pro forma net tangible book value (in total and on a per share basis) for the disclosure of net tangible book value per share as of your latest balance sheet date.  However, we believe that you should separately disclose (in total and on a per share basis) both i) your net tangible book value as of your latest balance sheet date and ii) your pro forma net tangible book value, giving effect to events occurring subsequent to your latest balance sheet date.  Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 2 to disclose net tangible book value as of June 30, 2006 on an actual basis.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 56

16.                                 We have reviewed your response to prior comment 28, however, we continue to believe that adjustment 2(b) does not meet the preparation requirements of Rule 11-02(b)(6) of Regulation S-X because the transaction gains and losses are directly attributable to changes in exchanges rates, and not the acquisition.  You may disclose in the notes the amount of transaction gains and losses that were not included in a pro forma adjustment.  Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 2 to remove the adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Like-Kind Exchange Program, page 85

17.                                 Please refer to prior comments 32 and 33.  Explain to us with specificity the “form” of your like-kind exchange programs.  As part of your response, provide us actual examples of significant like-kind exchanges that occurred during 2006.  In addition, in light of the fact that your like-kind exchange programs involve actual monetary sales and purchases of such vehicles and equipment, explain to us in detail both (1) how the program will qualify as tax-deferred “like-kind exchanges” pursuant to section 1031 of the Internal Revenue Code and (2) why the program is expected to result in a material deferral of federal and state income taxes.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that Section 1031 of the Internal Revenue Code of 1986, as amended (“§1031”), provides for the non-recognition of tax gain or loss in an exchange of properties that are held for productive use in a trade or business if such properties are exchanged solely for like-kind properties that are held for productive use in a trade or business. Like-kind property is determined by the nature or character of the property.  The properties exchanged must be of the same kind or class. Like-kind property must be identified as property to be received in the exchange on or before 45 days after the date on which the taxpayer transfers the relinquished property or it must be received before the earlier of 180 days after relinquishment or the due date of the transferor’s federal income tax return for the year the relinquished property is transferred.

A deferred exchange is an exchange wherein the property to be exchanged is relinquished before the replacement property is acquired. If a taxpayer actually or constructively receives consideration for the relinquished property before the taxpayer actually receives the replacement property, the transaction will generally constitute a sale and not a deferred exchange. However, the §1031 regulations provide an exception under which taxpayers will not be in actual or constructive receipt of exchange proceeds if a qualified intermediary (“QI”) is utilized to receive and disperse the proceeds. A like kind exchange (“LKE”) program is an ongoing program involving multiple exchanges of 100 or more properties.  The IRS, in Rev. Proc. 2003-39, I.R.B. 2003-22, May 7, 2003, provides guidance on LKE programs of tangible personal property utilizing a single QI.

The Company group has two separate LKE programs; one for U.S. auto rental and one for U.S. equipment rental.  The car rental LKE program has two classes of property; automobiles and trucks and the equipment LKE program has seventeen classes of property.  Generally, the useful life of the Company’s fleet cars is about 11 months. The cars are generally sold immediately upon the end of their useful life either at auction or they are returned to the manufacturer.  Upon relinquishment of the property, the proceeds are paid directly to a QI.  Replacement cars and trucks are identified within 45 days and funds are released by the QI to purchase the replacement cars and trucks within 180 days of relinquishment. Approximately 700,000 cars and trucks move through the LKE program during a tax year. The equipment LKE program operates in an identical manner with approximately 20,000 equipment units moving through the LKE program during a tax year.

The Company believes its LKE programs qualify as tax-deferred like-kind exchanges in accordance with §1031, the regulations thereunder and Rev. Proc. 2003-39.

The LKE programs are expected to result in a material deferral of federal and state income taxes for several years because a material amount of gain realized on the sale and replacement of property in the LKE programs is deferred for tax purposes. The benefit or deferral, however, is subject to recapture, for example if there were a significant downsizing of the fleet.  The Company has revised Amendment No. 2 at pages 56 and 84 to clarify this possibility.

Hertz Holdings Stock Incentive Plan, page 87

18.                                 We have reviewed your response to our prior comment number 52.  Please note that we will revisit your response at the time that a range of offering prices is included in your registration statement.

The Company acknowledges the Staff’s comment, and notes for the Staff that it will provide separately a preliminary range of offering prices, together with supplementary explanation responding to the Staff’s comments, within several business days of the submission of this letter.

Controls and Procedures, page 89

19.                                 Please revise this section to clarify that you are not an accelerated filer and are therefore not required to establish and maintain internal control over financial reporting under Rule 13a-15(f).

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 2 to clarify that the Company is not an accelerated filer and is therefore not currently required to establish and maintain internal control over financial reporting under Rule 13a-15(f).

Underwriting, page 170

20.                                 Please disclose that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering for resale.

In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 2 to indicate that the selling stockholders may be deemed to be underwriters with respect to the shares they are offering for resale.

Financial Statements for the Period Ended June 30, 2006

Notes to Condensed Consolidated Financial Statements

Note 9 — Hertz Holdings Stock Incentive Plan, page F-22

21.                                 We have reviewed your response to our prior comment number 55, as well as, your disclosures included in Note 9 to your financial statements for the period ended June 30, 2006.  However, we are unclear as to how the incremental stock compensation cost resulting from the modification of the exercise price of your stock options has been computed.  In this regard, we note that aggregate weighted average grant date fair value of the approximately 14 million options issued during the second quarter of fiscal year 2006 was approximately $75.2 million.  We note further that the value of the options was calculated based upon a weighted average exercise price of $10.86 per share, which estimated the fair value of your underlying common stock.  However, it appears that the reduction of the exercise prices of your options by $4.32 only resulted in an aggregate incremental increase to the valuation of your options of approximately $14 million.  Given that your common stock was fair valued by an independent valuation specialist at $11.60 on June 30, 2006, it appears that the modification to the exercise price of your options would have placed your options significantly in-the-money.  Therefore, it appears that the modification to your options should have more significantly impacted the future compensation cost to be recognized with regard to the options.  As such, please explain in detail how the impact of the modification to your options was computed.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that it granted stock options to key management employees in May 2006.  The exercise price for the majority (89%) of options granted was the fair market value of the stock on the grant date, or $10.00 per share.  The remaining options (11%) were issued with strike prices higher than the fair market value at date of grant. Of these remaining options, 50% had a $15.00 per share exercise price and the other 50% had a $20.00 per share exercise price.

On June 30, 2006, the Company paid a special cash dividend of $4.32 per share to its stockholders.  The incremental compensation cost resulting from the June 30th modification of the exercise price of the Company’s stock options was computed based on FAS 123(R), particularly paragraphs 51 and 54.

The following explains the computation in more detail:

The payment of a large, non-recurring cash dividend was an equity restructuring, and there were two modification events arising from the dividend transaction.  The first was for the actual declaration of the dividend and its effect on the stock price. The fair value of the award before this modification event was based on a stock price of $12.00 per share and an option exercise price of $10.00 per share. As noted in the Company’s letter to the Staff dated August 25, 2006, submitted together with Amendment No. 1 to the Registration Statement, the Company’s management and the Compensation Committee of the Board of Directors believe that $12.00 per share was the appropriate fair value of the stock as of June 30, 2006, as supported by the independent valuation.  Thus, the fair value of the stock had increased from $10.00 per share on the grant date of the options to $12.00 per share immediately before the payment of the dividend.  The intrinsic value of the options was $2.00.

The fair value of the option award immediately after this first modification event was based on a stock price of $7.68 ($12.00 - $4.32) per share and an exercise price of $10.00 per share.  The Board had not yet revised the exercise price of the original option grant. Therefore, because the fair value immediately after the first modification event was lower than the fair value immediately before the modification event, there was no incremental expense to be recognized.

The second modification event was the adjustment to the exercise price by the Compensation Committee of the Board of Directors to preserve the intrinsic value before and after the dividend.  The fair value of the option award immediately before this modification was based on a stock price of $7.68 per share (the fair value of the stock of $12.00 less the $4.32 dividend) and an exercise price of $10.00 per share.  The fair value of the option award immediately after this modification was based on a stock price of $7.68 per share and an exercise price of $5.68 ($10.00 - $4.32) per share. Thus, the intrinsic value of $2.00 per option was preserved.

The Black-Scholes values before and after each modification, for each grant, are shown below.  These values are used to determine the $14 million incremental expense associated with the modification.  The risk free rate was updated as of June 30, 2006.

			At Grant Date		Before Cash Dividend		After Cash Dividend/Before Exercise Price Change		After Exercise Price Change
			Stock Price = $10.00		Stock Price = $12.00		Stock Price = $7.68		Stock Price = $7.68
			Exercise Price = $10.00		Exercise Price = $10.00		Exercise Price = $10.00 (a)		Exercise Price = $5.68 (b)
Grant	# Granted		B-S* Value	Total Cost	B-S* Value	Total Cost	B-S* Value	Total Cost	B-S* Value	Total Cost

Management Grant	12,301,354		5.63	69,256,623	7.30	89,799,884	3.80	46,745,145	4.89	60,153,621

Grant with $15 exercise price	800,000		3.82	3,056,000	5.21	4,168,000	2.37	1,896,000	3.10	2,480,000

Grant with $20 exercise price	800,000		3.03	2,424,000	4.23	3,384,000	1.82	1,456,000	2.28	1,824,000

Craig R. Koch Grant	100,000		3.88	388,000	5.40	540,000	2.30	230,000	3.77	377,000

Forfeiture Factor	2.93%	(c)
								48,852,406		62,934,769

	Estimated Cost of Modification									14,082,363

* B-S Value = fair value of options based on Black-Scholes model

(a)            800,000 options were granted with an exercise price of $15 per share and 800,000 with an exercise price of $20 per share

(b)                                   Exercise prices were adjusted by $4.32, so options with $15 exercise price have an adjusted exercise price of $10.68 per share; options with $20 exercise price have an adjusted exercise price of $15.68 per share

(c)                                   This factor approximates the effect on the total 5 year cost of the 1% per year forfeiture assumption. The actual cost recognized over 5 years will be based on the 1% per year assumption, trued up for actual experience

Note 12 — Related Party Transactions

Relationship with Hertz Investors, Inc. and the Sponsors

Consulting Agreements, page F-25

22.                                 We note from your disclosure that upon completion of your public offering, you anticipate that your consulting agreements held with each of your Sponsors will be terminated for aggregate fees of $15 million.  As the Sponsors are your Company’s principal shareholders immediately prior to your offering, we believe that your payment of $15 million to terminate the consulting agreements with the Sponsors is analogous to a distribution of capital or a dividend that would be accounted for in accordance with SAB Topic 1:B:3.  As such, please present a pro forma balance sheet and pro forma earnings per share disclosures which give effect to the termination payments.  The pro forma balance sheet and earnings per share disclosures should be included on the face of your financial statements.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that the investment funds associated with the Sponsors, and not the Sponsors themselves, are the owners of the Company’s common stock, and that no single Sponsor, directly or indirectly through its affiliated investment funds, owns the Company.  In connection with the consulting agreements entered into with each of the three Sponsors at the date of the Acquisition, the Sponsors (or their management company affiliates) have provided the Company with ongoing financial advisory and management consulting services for an annual fee of $1 million for such services, plus expenses.  Accordingly, the Company has recognized such fees as an expense in its historical financial statements subsequent to the Acquisition.

The Company further advises the Staff that the $15 million termination fee does not represent a distribution of capital or dividend, but rather, an agreed upon amount with the Sponsors in exchange for terminating the future consulting agreement and the future annual fees thereunder.  The Company expects to record the $15 million termination fee as an expense upon the cancellation of the agreement at the time of the completion of the initial public offering of the Company’s common stock.  The adjustment for such expense has not been included in the pro forma financial statements of the Company as it is non-recurring.  Accordingly, the Company has not revised Amendment No. 2 in response to the Staff’s comment.

23.                                 Please discuss in the note the changes in facts and circumstances that caused you to anticipate that the consulting agreements will be terminated.  In addition, disclose the significant terms of the consulting agreements, including their duration and the gross amount that was required to be paid out under them.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 and F-27 of Amendment No. 2 to describe the significant terms of the consulting agreements and the changes in facts and circumstances that caused it to anticipate the termination of the consulting agreements.

Note 15 — Subsequent Events, page F-29

24.                                 We note from your disclosure that Mr. Frissora purchased shares of your common stock in July of 2006 at a price of $5.68 per share, which is below the fair value of your common stock on June 30, 2006, as computed by an independent valuation specialist.  Furthermore, as the shares purchased by Mr. Frissora were issued in connection with his employment agreement, it appears that there may not be a requisite service period over which Mr. Frissora’s shares are to be earned.  As such, please tell us and disclose in MD&A i) the amount of compensation expense which you intend to recognize in relation to the shares purchased by Mr. Frissora, ii) the period over which you intend to recognize the compensation expense, and iii) the basis for your conclusion.  Your response should also describe the repurchase rights that are effective upon the termination of Mr. Frissora, and whether such rights will impact your accounting treatment.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that, on July 10, 2006, Mr. Frissora accepted an offer of employment to serve as the Chief Executive Officer of the Company.  On August 15, 2006, Mr. Frissora purchased 1,056,338 shares at a price of $5.68 per share, which was $2.00 below the fair market value of $7.68 on that date, as determined by the Board and supported by an independent valuation.  The Company recognized compensation expense of $2,112,676 (the $2.00 discount multiplied by the number of shares purchased). In addition, the Company recognized compensation expense of $1,690,141 for the related tax gross-up payment [($7.68 - $5.68) x 1,056,338 x 80%] as specified in Mr. Frissora’s employment agreement.  Mr. Frissora’s employment agreement does not impose any service requirement for him to either purchase the shares at a discount, or receive the gross-up payment.  Therefore, these amounts are being recognized in the period in which the transaction occurred.  The Company will recognize $3,802,817 of compensation expense in the third quarter of 2006.  In accordance with SFAS 123(R) ¶A227, the Company has accounted for this transaction on an equity basis, not a liability basis.

The Company further supplementally advises the Staff that Mr. Frissora’s stock subscription agreement contains the following clauses in Section 5 relating to repurchase rights:

(b) Limited Right of the Executive to Require the Company to Repurchase Shares.  If the Executive’s employment with the Company is terminated by the

Executive upon Retirement or by reason of the Disability or death of the Executive or is terminated by the Company without Cause or by the Executive for Good Reason, the Executive may require the Company to purchase all (but not less than all) of Executive’s Shares (excluding any Shares acquired on exercise of an Option) by written notice delivered to the Company within 30 days following the expiration of the Second Option Period.

(c) Purchase Price.  The purchase price per Share pursuant to this Section 5 shall equal the Fair Market Value as of the later of (i) the effective date of the Executive’s termination of employment (determined without regard to any statutory or deemed or express contractual notice period) and (ii) six months and one day from the date of the Executive’s acquisition of the Shares pursuant to this Agreement (such date, the “Determination Date”), provided that if the Executive’s employment is terminated by the Company for Cause, the purchase price per Share shall equal the lesser of (i) the Fair Market Value of such Share as of the Determination Date and (ii) the price at which the Executive purchased such Share from the Company pursuant to this Agreement.

The repurchase rights associated with the termination of Mr. Frissora’s employment will terminate upon the completion of the initial public offering of the Company’s common stock.  Consequently, the Company does not believe that these repurchase rights will affect the Company’s accounting treatment.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of Amendment No. 2 to describe the accounting for the shares purchased by Mr. Frissora.

Financial Statements for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations, page F-33

25.                                 We have reviewed your response to our prior comment number 39.  However, we do not believe that your proposed amended disclosures fully comply with the requirements of SAB Topic 1:B:3.  While you have confirmed that pro forma earnings per share computed in accordance with SAB Topic 1:B:3 will be included in your “Summary Historical and Unaudited Pro Forma Data” table and your “Selected Historical Consolidated Financial Data” table, we note that your computation of pro forma earnings per share should also be presented on the face of your consolidated statements of operations for the latest fiscal year and interim period.  Furthermore, you should reconcile net income to your pro forma earnings per share computation in a footnote to your financial statements.  Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised the disclosure at pages 12, 13, 15, 57, 59-60, F-30, F-35 and F-86 of Amendment No. 2 to present pro forma earnings per share for the most recent year and interim period to give effect to the number of shares to be sold in the offering as to which the proceeds will be used to repay the Hertz Holdings Loan Facility in accordance with SAB Topic 1:B:3. However, as the number of shares and offering price are not yet known, the Company is not yet able to present the pro forma earnings per share in Amendment No. 2. The Company has included disclosure on pages 12, 13, 15, 57, 59-60, F-30, F-35 and F-86 of Amendment No. 2 which it undertakes to update in a subsequent amendment to present earnings per share based upon the number of shares used to repay the Hertz Holdings Loan Facility.

26.                                 In addition, we note that note (f) to your “Summary Historical and Unaudited Pro Forma Financial Data” table does not appear to accurately describe the reason for the presentation of your pro forma earnings per share data.  Please revise your footnote to indicate that your pro forma earnings per share data gives effect to the number of shares issued through your offering whose proceeds are being used to fund the Hertz Holdings Dividend.  Footnote (g) to your “Selected Historical Consolidated Data” table should be similarly revised.

In response to the Staff’s comment, the Company has revised the disclosure at pages 15 and 60 of Amendment No. 2 to indicate that the pro forma earnings per share data gives effect to the number of shares issued through this offering, the proceeds of which will be used to repay the Hertz Holdings Loan Facility. However, as the number of shares and offering price are not yet known, the Company is not yet able to present the pro forma earnings per share in Amendment No. 2. The Company has included disclosure on pages 15 and 60 of Amendment No. 2 which it undertakes to update in a subsequent amendment to present earnings per share based upon the number of shares used to repay the Hertz Holdings Loan Facility.

Notes to Consolidated Financial Statements

General

27.                                 We have reviewed your response to our prior comment number 41 and 42.  However, we do not believe that you have fully addressed the concerns raised in our prior comments.  We note that you have disclosed extensively throughout your registration statement that your ability to pay dividends to the holders of your common stock is restricted by certain debt agreements.  However, we also note that on June 30, 2006, you paid a special dividend of approximately $999.2 million in the aggregate to its common stockholders.  As such, we believe your disclosures in the footnotes to your financial statements should be expanded to discuss i) the circumstances under which the restrictions on your ability to pay dividends to your shareholders apply, ii) the most pertinent provisions that influence your ability to pay dividends to your share holders (e.g. specific debt covenants, financial ratios, etc.), and iii) any specific limitations on the aggregate amount of dividends that may be paid to your shareholders.  Please revise your disclosures, accordingly.  Refer to the requirements of Rule 4-08(e) of Regulation S-X.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that, for the most part, the restrictions referred to in the Company’s disclosure as being contained in certain debt agreements are restrictions imposed on the Company’s indirect subsidiary, The Hertz Corporation, and its subsidiaries, rather than on the Company.  Restrictions in The Hertz Corporation’s senior credit facilities and the indentures governing its senior notes and senior subordinated notes, as well as certain restrictions contained in the international fleet financing facilities, act as effective limitations on the ability of Hertz Holdings to pay dividends only insofar as Hertz Holdings seeks to pay such dividends out of funds made available to it from The Hertz Corporation and/or subsidiaries of The Hertz Corporation.  However, because the Company borrowed the money to finance the dividend pursuant to the Hertz Holdings Loan Facility, the Company’s ability to pay the special dividend of approximately $999.2 million on June 30, 2006 was not constrained by the contractual restrictions on the ability of The Hertz Corporation and its subsidiaries to pay dividends to the Company.

The Company further advises the Staff that, so long as the Hertz Holdings Loan Facility remains outstanding, that facility imposes direct restrictions on the Company’s ability to pay further dividends to its stockholders.  These restrictions are similar to the restrictions imposed by the indentures governing the senior notes and senior subordinated notes of The Hertz Corporation, except that such restrictions apply at the Company level rather than at the level of The Hertz Corporation.  However, as discussed in Amendment No. 2 at page 44, the Company currently intends to repay the amounts outstanding under the Hertz Holdings Loan Facility with the proceeds of the offering, and such restrictions will therefore be terminated in connection with the offering.  The Company also advises the Staff that, as disclosed on page 45 of Amendment No. 2, it does not currently expect to pay further dividends on its common stock.

The Company has revised the disclosure on page 45 of Amendment No. 2 to discuss the circumstances, as described above, under which its ability to pay dividends to its stockholders will be effectively restricted or directly restricted.  In addition, the Company has revised the disclosure on pages 144 through 157 and F-13 through F-20 of Amendment No. 2 to discuss the most significant provisions of the facilities that influence the ability of The Hertz Corporation to pay dividends to the Company, as described below:

•                                          Restrictive covenants in The Hertz Corporation’s senior term facility (as amended) permit cash dividends to be paid to the Company (i) in an aggregate amount not to exceed the greater of a specified minimum amount and 1.0% of consolidated tangible assets less certain investments, (ii) in additional amounts at any time, up to a specified available amount determined by reference to, among other things, consolidated net income immediately prior to the time of the payment or making of such dividend, payment or distribution and (iii) in additional amounts at any time, up to a specified amount of certain equity contributions made by the Company to The Hertz Corporation;

•                                          Restrictive covenants in The Hertz Corporation’s senior asset-based loan facility (as amended) permit cash dividends to be paid to the Company in an aggregate amount, taken together with certain other investments, acquisitions and optional prepayments, not to exceed $100 million.  The Hertz Corporation may also pay additional cash dividends under the senior asset-based loan facility at any time, and in any amount, so long as (a) there is at least $250 million of availability under the facility after giving effect to the proposed dividend, (b) if certain other payments when taken together with the proposed dividend would exceed $50 million in a 30-day period, The Hertz Corporation can demonstrate projected average availability in the following six-month period of $50 million or more and (c) (i) The Hertz Corporation can demonstrate pro forma compliance with the consolidated leverage ratio and consolidated fixed charge coverage ratio set forth in the asset-based loan facility or (ii) the amount of the proposed dividend does not exceed the sum of (x) the greater of a specified minimum amount and 1.0% of consolidated tangible assets plus (y) a specified available amount determined by reference to, among other things, consolidated net income immediately prior to the time of the payment or making of such dividend, payment or distribution plus (z) a specified amount of certain equity contributions made by the Company to the borrowers under such facility;

•                                          Restrictive covenants in the international fleet debt facilities include a covenant that restricts the ability of Hertz International, Ltd., a subsidiary of The Hertz Corporation that is the direct or indirect holding company of substantially all of the Company’s non-U.S. operating subsidiaries, to make dividends and other restricted payments (which may include payments of intercompany indebtedness), in an amount greater than €100 million plus a specified excess cash flow amount, calculated by reference to excess cash flow in earlier periods. Subject to certain exceptions, until the later of one year from the Closing Date and such time as 50% of the commitments under the facilities on the Closing Date have been replaced by permanent take-out international asset-based facilities, the specified excess cash flow amount will be zero. Thereafter, this specified excess cash flow amount will be between 50% and 100% of excess cash flow based on the percentage of facilities relating to the Company’s international fleet debt at the closing of the Acquisition that have been replaced by permanent take-out international asset-based facilities; and

•                                          Restrictive covenants in the indentures governing the senior notes and senior subordinated notes of The Hertz Corporation permit The Hertz Corporation to make loans, advances, dividends or distributions to the Company in an amount determined by reference to, among other things, consolidated net income for the period from October 1, 2005 to the end of the most recently ended fiscal quarter for which consolidated financial statements of The Hertz Corporation are available, so long as the consolidated coverage ratio of The Hertz Corporation remains greater than or equal to 2.00:1.00 after giving pro forma effect to such restricted payments.  The Hertz Corporation is also permitted to make restricted payments to Hertz Holdings in an amount not exceeding the greater of a specified minimum amount and 1% of consolidated tangible assets (which payments are deducted in determining the amount available as described in the preceding sentence), and in an amount equal to certain equity contributions to Hertz.  After the initial public offering of a parent company of The Hertz Corporation, The Hertz Corporation is also permitted to make restricted payments to such parent company in an amount not to exceed in any fiscal year 6% of the aggregate gross proceeds received by The Hertz Corporation through a contribution to equity capital from such offering to enable the public parent company to pay dividends to its stockholders.

Note 9 — Taxes on Income, page F-67

28.                                 Based upon your response to our prior comment number 45, we note that the amounts of the current and deferred federal tax expense/(benefit) that you recognized during the period ending December 21, 2005 differed materially from the amount of the current and deferred federal tax expense that your recognized for the periods ended December 31, 2003 and December 31, 2004, primarily because of the inability to recognize bonus depreciation for assets placed in service after January 1, 2005, as previously allowed by Section 168(k) of the Internal Revenue Code.  Given that the unavailability of the bonus depreciation tax provisions of Section 168(k) of the Internal Revenue Code will significantly decrease the amount of depreciation that can be recognized for tax purposes, please tell us whether the amount of your cash taxes paid, as well as, your liquidity will be impacted by the unavailability of the bonus depreciation provisions.  To the extent that your cash taxes to be paid in future periods can be expected to increase, please discuss the expected trend in the “Liquidity and Capital Resources” section of your MD&A.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that, for the next several years, the Company’s cash taxes paid and liquidity will not be materially affected by the unavailability of the bonus depreciation provisions.  The Company recognized a material current U.S. tax benefit for bonus depreciation under §168(k) of the Internal Revenue Code in years 2003 and 2004.  In 2005 the absence of bonus depreciation increased the Company’s current U.S. tax liability.  In January 2006, the Company implemented an LKE program for its U.S. car rental business.  The LKE program is expected to result in a material deferral of federal and state income taxes for several years.  Please see the response to comment 17 for a more detailed discussion on the LKE programs of the Company.  Please note that the group’s additional interest expense resulting from its acquisition by the Sponsors will also result in a reduction of taxable income.

Note 11 — Segment Information, page F-71

29.                                 We have reviewed your response to our prior comment number 47.  However, we do not concur with your conclusion that you have disclosed revenues for each group of products and service offerings in accordance with paragraph 37 of SFAS No. 131.  While we acknowledge that revenues attributable to fueling of vehicles, the sale of loss or collision waivers, and the sale of liability insurance are only generated in connection with either a car rental or equipment rental transaction, we note that each of the aforementioned ancillary products or services is sold i) in addition to the rental service and ii) more importantly, at the option of your customers.  As your customers are not required to accept your ancillary products, and therefore, the amount of revenues generated from such products can differ from period-to-period, we continue to believe that you should separately quantify your revenues generated from each of your ancillary products and services in accordance with paragraph 37 of SFAS No. 131.  Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that the Company’s rental agreements contain provisions relating to the condition and location of cars and equipment at the beginning and end of their rental.  The agreements allow alternative performance of certain of those provisions in return for an additional payment by the renter.  For example, a loss damage waiver, if accepted, permits a rented car or piece of equipment to be lost or returned with damage in certain circumstances without the renter being held responsible, and the several fueling options offered to the renter permit the rented car or equipment to be returned with less fuel than was present at the time of rental.  These alternative methods of performance are integral features of the rental contract, have no existence independent of the rental transaction and do not constitute separate products for purposes of paragraph 37 of SFAS No. 131.  Furthermore, revenues derived from the sale of insurance coverages, such as those discussed on pages 111 and 112 of Amendment No. 2, are immaterial.  Moreover, the Company notes that the revenues it has historically generated from sales of these ancillary products have borne a steady relationship to revenues derived from base (also sometimes referred to in the industry as “time and mileage”) rental charges.

The Company also respectfully submits that it is using the uniform practice of other industry participants, including registrants Avis Budget Group, Inc., Dollar Thrifty Automotive Group, Inc., Vanguard Car Rental Group, Inc. and United Rentals, Inc. in presenting revenues arising from a rental transaction, including all charges ancillary thereto, in a single revenue line.

Consequently, the Company has not separately quantified revenues generated from these products and services.

Note 12 — Litigation and Guarantees, page F-74

30.                                 We have reviewed your response to prior comment 49, however, we believe you have provided no substantive analysis to support your conclusion that the probabilities of an actual payout are very low.  For example, you rely in part on the fact that you have never been required to pay out any indemnifications in the past.  But there appears to be little similarity between your current and historical agreements due to the enormity of (i) your current offering, (ii) your recent dividend to each of the Sponsors, and (iii) your Company’s leverage.  Accordingly, please provide us a present value analysis, including detailed support for all significant assumptions, to support your conclusion that the probabilities of an actual payout are very low.  In addition, please significantly expand your disclosure to both (i) describe the significant terms of your indemnification agreements and (ii) explain and identify all significant assumptions underlying your present value analysis.

The Company acknowledges the Staff’s comment, and supplementally advises that it has analyzed the Sponsor indemnification agreements in the following manner:

The indemnification agreements indemnify the Sponsors and certain of their affiliates for liabilities (x) arising out of their failure to properly provide contracted services to the Company or (y) arising out of actions by the Company and its affiliates.  These liabilities would appear to fall into three basic categories:  (i) liabilities based on claims of inadequate performance of contracted services, such as consulting and supervisory services, to the Company, (ii) liabilities arising by virtue of Sponsor affiliates’ service as directors of the Company and (iii) liabilities of the Sponsors and their affiliates arising by virtue of their control of the Company.  (The Company notes that, for purposes of this discussion, it is referring to the concept of “control” as such concept is used in the Securities Act of 1933 and the Securities Exchange Act of 1934, and relevant rules promulgated thereunder and interpretations thereof, rather than to the way the concept of control is interpreted pursuant to generally accepted accounting principles.)  With respect to the first category of liability, the only parties that would be in a position to assert such claims would appear to be the indemnitees themselves, and in any event the Sponsors’ consulting agreements with the Company will be terminated in connection with the offering, with the result that any future claims or liabilities will be further limited because these agreements will be terminated before there is significant third-party ownership of the Company’s shares.  With respect to the second category of liability, the Sponsor affiliate directors’ liability is specifically excluded from the scope of FIN 45 and is covered by a directors and officers insurance (“D&O”) policy that the Company maintains, with respect to which the cost of the premiums to obtain such coverage is already fully reflected in its financial statements.  With respect to the final category of liability, the circumstances in which such liability could attach are extremely narrow, because it is settled law that controlling shareholders (and by extension, parties that control controlling shareholders) are not liable for the acts of companies they control unless a statute specifically provides to the contrary.

The principal statutory exceptions to the rule that controlling shareholders (and their controlling parties) are not liable for the acts of companies that they control are those set forth in Section 14 of the Securities Act of 1933, as amended, and Section 20 of the Securities Exchange Act of 1934, as amended.  In the context of securities law claims against the Sponsors and their affiliates as controlling persons within the meaning of the securities laws, the principal exposure under the indemnification agreements is for their defense and settlement costs, not for judgments against them.  As a practical matter, such defense and settlement costs will be relatively insignificant incremental costs, since the Company will invariably be defending comparable claims brought against it and its directors that form the alleged basis for the controlling persons’ liability, and settlements almost invariably are paid by issuers or their D&O insurers.  The Company expects that before the conclusion of the offering it will obtain amendments to the terms of its D&O policy, including one that will extend D&O coverage directly to its controlling persons; this will further reduce the potential exposure under the indemnification agreements to an even greater degree.  Although the cost of all the D&O policy amendments that the Company will obtain in connection with the offering may be substantial, it is the Company’s belief, based on the advice of its insurance broker, that little if any of those costs will be properly attributable to the extension of D&O coverage to controlling persons, further buttressing the Company’s position that the cost to the Company of providing this particular type of indemnification is negligible.

Also, even were an action to be instituted solely against the Sponsors and not the Company, the Company would be under compulsion to intervene and defend the action to avoid an adverse precedent that could potentially form the basis for an issue preclusion claim in subsequent litigation against it; thus, the defense of the Sponsors would be an incremental cost regardless of the initial procedural posture of the suit.

By virtue of the foregoing, the Company has concluded that the likelihood of liability that falls within the scope of FIN 45 under the Sponsor indemnification agreements is de minimis, and accordingly that the present value of the liability is de minimis.  The Company further believes that this analysis, insofar as it is based on settled law, is not dependent on its level of indebtedness or the other circumstances referred to in Comment 30.  The Company also notes that it has been controlled by other persons for more than 40 years; that during that time, its financial condition and that of those controlling it have varied widely, including through a period in the 1980s when it was the subject of a leveraged buy-out; that the Company has always been highly leveraged; that claims by its shareholders against its service providers have been nonexistent; that claims against its controlling persons in lawsuits have been rare; and that to the best recollection of personnel at the Company, such controlling person claims, when brought, have been quickly dismissed at little or no cost to the Company.

31.                                 In addition, it does not appear that you have expanded your disclosure in Note 12 to your financial statements to discuss the accounting treatment of your guarantees or to provide the disclosures required by paragraphs 13(b) and 13(c) of FIN 45.  Please revise your disclosures, accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of Amendment No. 2.  The Company supplementally advises the Staff that it does not believe that disclosure pursuant to paragraph 13(c) of FIN 45 is required as there is no carrying value associated with these guarantees.  In addition, as disclosed at page F-27 of Amendment No. 2, the terms of the indemnification agreements discussed in Note 12 provide for no limitation to the maximum potential future payments thereunder.

Note 15 — Related Party Transactions

Indemnification Agreements, page F-78

32.                                 We have reviewed your response to prior comment 51.  However, we do not believe you have sufficiently analyzed the $75 million under paragraphs 24 and A8 of SFAS 141 to support its capitalization as a direct cost of the business combination.  According to paragraph A8, internal costs associated with a business combination shall be expensed as incurred.  This would include all internal costs incurred by an accounting acquirer, or in your case, the Management Companies.  While we note that you consider the Management

Companies and Investment Funds to be entities having accounting recognition and substance separate from the Company, in part, because the Investment Funds themselves are limited partnerships and have multiple investors unaffiliated with the Sponsors, you have not presented any persuasive reason for these entities to be considered separate so that amounts paid to them would be considered per se “out of pocket.”  Accordingly, please revise your accounting to expense any items that would not be considered out-of pocket or incremental in accordance with paragraph A8.

The Company acknowledges the Staff’s comment, but respectfully disagrees with the Staff’s conclusions.  In this connection and based upon the Company’s reading of the Staff’s comment above, the Company believes that some clarification may be required regarding the identity of the accounting acquiror of The Hertz Corporation and what comprises direct acquisition costs to that accounting acquirer.  In the Acquisition, the Management Companies themselves did not acquire The Hertz Corporation, nor are the Management Companies or the Investment Funds, taken as a whole, under common control, such that a single entity obtained control of The Hertz Corporation.  Instead, a new entity (the Company) whose owners are the Investment Funds of the Sponsors (and likewise not under common control of a single Sponsor) acquired all of the outstanding equity interests in The Hertz Corporation in exchange for cash and the assumption of debt.  The Company is the registrant in this offering, and is the accounting acquiror of The Hertz Corporation. Push down accounting of the cost basis of each Investment Fund in the Company to the stand alone financial statements of the Company under SAB 54 and its interpretation EITF Topic D-97 was appropriately not applied because the Company’s assets are recorded at fair value, as represented by the full step up of The Hertz Corporation that was applied by the Company in purchase accounting.

As the Company indicated in its response, dated August 25, 2006, to the Staff’s initial comments, because the Company (a new entity) is not under the common control of any one Sponsor, entity, or Investment Fund, it should be given accounting substance apart from its owners.  The Company respectfully submits that it may be helpful in this regard to redefine the terms used in this response.  The Sponsors are Clayton, Dubilier and Rice, Inc., The Carlyle Group, and Merrill Lynch Global Private Equity.  These entities are not under common control.  The Sponsors each are affiliated with and control a number of Investment Funds and Management Companies.  No single Sponsor, directly or indirectly through their affiliated Investment Funds and/or Management Companies, controls the Company or would otherwise be viewed as the accounting acquiror of The Hertz Corporation under the guidance of SFAS 141.  The Company is the accounting acquiror of The Hertz Corporation1 and therefore the Company believes that its

1               The Company was formed to acquire The Hertz Corporation, and over 99% of its outstanding common stock is currently owned by the various Investment Funds associated with or designated by the three Sponsors.  On the date of the Acquisition, the Investment Funds owned 100% of the common stock of the Company, which in turn indirectly owned 100% of the common stock of the Hertz Corporation.

accounting for the $75 million fee paid to the Management Companies affiliated with the Sponsors is in accordance with paragraph 24 and paragraph A8 of FAS 141, as the fee represents direct out-of-pocket acquisition and deferred financing costs for services provided to the Company (as the accounting acquiror of The Hertz Corporation) in connection with its acquisition of The Hertz Corporation and the related debt financings.  The Management Companies, for the benefit of the Company and its stockholders (the various Investment Funds associated with or designated by the Sponsors), negotiated the transaction with Ford, performed due diligence, and were actively involved in negotiating and securing the original financing.

The Company supplementally advises the Staff that it considered whether the fees paid to the Management Companies should be charged directly to the equity of the Company under the theory that the payment represents a reduction of the initial capital formation of the Company. In other words, the Company considered whether this contribution would properly be viewed simply as a contribution by the Investment Funds of $75 million less when they contributed $2,295 million for their equity interests in the Company.  However, the Company concluded that this would be inappropriate because it does not reflect the economic substance of the payment as it relates to both the Company and the Investment Funds.  While the Management Companies are affiliated with the Investment Funds because of their association with the respective Sponsors, the Investment Funds are not owned by the Management Companies, and the Investment Funds are limited partnerships with, in the case of Clayton, Dubilier & Rice Investment Funds, the Carlyle Investment Funds and certain of the Merrill Lynch Global Private Equity Investment Funds, multiple investors unaffiliated with the Sponsors, which limited partnerships are in the case of Carlyle and Clayton, Dubilier & Rice separate from the Sponsors and their respective Management Companies.  (In the case of certain of the Merrill Lynch Global Private Equity Investment Funds, the applicable Management Company is separate from, but under common control with, such Merrill Lynch Global Private Equity Investment Funds.)  Cash investments provided by those outside investors, through their purchase of equity interests in the Investment Funds, and the related Investment Funds’ acquisition of the equity interests in the Company funded the $75 million fee paid by the Company to the Management Companies.  The Company believes this further supports its position that the Company has accounting substance apart from its owners; the Sponsors; and their Management Companies.  The Company emphasizes that the fees were not paid to the Investment Funds that hold the equity interests in the Company, but rather to affiliates of the equity owners who perform investment advisory services, and these services are no different than those that would be provided by third-party service providers.

The Company further advises the Staff that it has reviewed each party’s allocation of the $75 million fee between the various services provided and concluded that approximately $35 million of the fees related to the Management Companies’ work in negotiating and arranging the financing for the transaction.  The debt instruments in question represent debt instruments issued by The Hertz Corporation and its subsidiaries as part of the Acquisition.  Notwithstanding whether a portion of the acquisition fee is a direct or indirect cost of the Acquisition, the Company believes that GAAP (and SAB Topic 2:A:6) requires that these fees be recorded as deferred financing costs and amortized over the respective period of the debt to which they relate.

The Company hopes the above discussions clarify the Company’s position for the Staff, and respectfully submits that the Staff may wish to revisit the Company’s initial response in light of the above clarification.  The Company acknowledges that the issue addressed by the Staff’s comment and the Company’s response is difficult and that the Staff may wish to discuss this issue with other Securities and Exchange Commission personnel.  Therefore, for the Staff’s convenience, the Company’s initial response is repeated below.  If the Staff has any additional questions, or wishes to discuss this response with the Company and its advisors via phone before forming any other conclusions, representatives of the Company will be happy to discuss this issue or provide any additional or clarifying information that the Staff may desire.

51.          Please provide us an itemization of the costs underlying the $75 million paid to the Sponsors and explain to us in detail how you have determined that (1) the amounts considered to be a cost of the purchase price were ‘‘direct costs’’ in accordance with paragraph 24 of SFAS 141 and that (2) the amounts allocated to deferred finance charges were appropriate under SAB Topic 2.A.6. In addition, tell us the period over which you plan to amortize the deferred finance charges and the basis for your determination.

The $75 million paid to the Sponsors in connection with the Acquisition was paid in each case to a management company affiliated with the applicable Sponsor (such entities, the ‘‘Management Companies’’). These amounts were paid to compensate the Management Companies for services that they provided to the Company in connection with its acquisition of The Hertz Corporation (‘‘Hertz’’). The Company does not believe that this amount represents, or is supported by, a detailed listing of internal or external costs incurred by each of the Management Companies, nor does the Company believe that each Management Company incurred the same level of out of pocket costs in connection with the acquisition. The Company is aware, however, that each of the Management Companies did incur both internal and external costs, and that services related to the acquisition and debt financings were provided to the Company. In addition, the Company notes that the amount of the fee was determined through negotiation. An itemization of the fee negotiated between the parties, along with each party’s allocation of the fee between the various services provided, is supplementally provided to the Staff with the paper copies of this letter as Annex 51A.

With respect to the accounting treatment of the fees, the Company believes that the $75 million in fees paid to the Management Companies represent direct costs of the acquisition of Hertz as contemplated by paragraph 24 of SFAS 141 with a portion thereof representing debt issue costs. The Company believes that the fee paid approximated a fair value fee for the services provided. The Management Companies, on behalf of the Sponsors, for the benefit of the Company and its stockholders (the various investment funds associated with or designated by the Sponsors), negotiated the transaction with Ford, performed due diligence, and were actively involved in negotiating and securing the original financing. The Company supplementally advises the Staff that the Company was formed to acquire Hertz, and over 99% of its outstanding common stock is currently owned by the various investment funds associated with or designated by the three Sponsors (the ‘‘Investment Funds’’).  On the date of the Acquisition, the Investment Funds owned 100% of the common stock of the Company, which in turn indirectly owned 100% of the common stock of Hertz.

In evaluating the accounting treatment for the $75 million of fees paid to the Management Companies, the Company considered whether the fees are internal or external acquisition costs at the Company level. The key fact that the Company considered was that the Management Companies and the Investment Funds should be considered as entities having accounting recognition and substance separate from the Company. While the Management Companies are affiliated with the Investment Funds because of their association with the respective Sponsors, the Investment Funds themselves are limited partnerships with, in the case of Clayton, Dubilier & Rice Investment Fund, the Carlyle Investment Fund and certain of the Merrill Lynch Global Private Equity Investment Funds, multiple investors unaffiliated with the Sponsors. The Management Companies provide services to, and in some cases may be under common control with, the Investment Funds, but the Investment Funds are not owned by the Management Companies. The Company considered whether there is economic substance behind the services provided and the related payment, which would support accounting for such as transaction costs borne by the various stockholders of the Company (i.e., the Investment Funds). Such economic substance would support accounting for these deal costs as external acquisition costs at the Company level.

This is in contrast to a situation where an acquiror incurs internal non-capitalizable costs and then funds those costs with a transfer of cash from a wholly owned target company concurrent with the closing of the business combination. Capitalization of the fee under this scenario would otherwise be contradictory to the treatment specified by both SAB Topic 5:J and SAB Topic 5:T, neither of which the Company believes is appropriate under the circumstances surrounding the Acquisition, as both would effectively push down a parent’s basis or cost to the standalone financial statements of a subsidiary.  However, the Sponsors’ basis is not being pushed down pursuant to SAB Topic 5:J, and there is economic substance to the payment. No single Sponsor-affiliated entity controls the Company and there is a significant outside ownership in the Investment Funds, taken as a whole. Therefore, payment of a fee to the Management Companies should be considered an outside acquisition cost and capitializable as the other conditions of SFAS 141 were met. The Company did consider charging the fee directly to the equity of the Company under the theory that the payment represents a reduction of the initial capital of the Company. However, the Company determined that this would be inappropriate because it does not reflect the economic substance of the payment as it relates to both the Management Companies and the Investment Funds.

As discussed above, a portion of the services provided to the Company by the Management Companies related to securing financing for the Company. Therefore, the Company believes that GAAP requires a portion of the fee to be accounted for as debt issuance costs. In determining the amounts of the fees to be accounted for as deferred finance charges in accordance with SAB Topic 2.A.6, the Company evaluated (for both book and tax purposes) the details of the fees paid to the Management Companies and the estimated fair value of the services provided and estimated the portion to allocate to deferred finance charges. As part of its evaluation, the Company considered the fees charged in the open market in similar transactions to determine what would be a fair value for the service.

As outlined in Annex 51A, $35 million related to the Investment Companies’ work in negotiating and arranging the financing for the transaction. The information provided by each of the Management Companies relating to the debt financing was used to segregate the amount by the specific type of financing (domestic corporate financing, the domestic fleet financing and the foreign financing). Based on such detail, the deferred finance charges are being amortized over the period of the respective debt instrument to which it was originally related.

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If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Lee Barnum at (212) 909-6431 or Kristine Hutchinson at (212) 909-6160.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	H. Yuna Peng
Jeffrey Sears
Michael Fay
Securities and Exchange Commission
Mark P. Frissora
Paul J. Siracusa
Harold E. Rolfe, Esq.
Richard Foti
Hertz Global Holdings, Inc.

Enclosures